

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 2, 2017

Via E-mail
Aurora Fiorin
President
Soldino Group Corp
Via Busco, 4, Spresiano, Treviso
31027 Italy

> **Re:** **Soldino Group Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 25, 2017**
> **File No. 333-218733**

Dear Ms. Fiorin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2017 letter.

General

1. Please update the disclosure throughout the registration statement to the nearest practicable date.

Prospectus Summary of Soldino Group Corp, page 5

2. Please revise here and elsewhere as appropriate to provide the basis for the statement that "[f]rom inception until the date of this filing, we have had fast growing operating

activities." We note that the company appears to have limited revenues from the sale of work wear.

Use of Proceeds, page 12

3. We reissue comment 2. We note the disclosure in the risk factors on pages 7 and 8. The company may reserve the right to change the use of proceeds, provided that the reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise to provide the specific contingencies where the use of proceeds would change and the alternatives to the use in that event, or remove the references.

Management's Discussion and Analysis or Plan of Operation, page 13

Plan of Operation, page 14

4. We note your response to comment 3; however we also note the disclosure on page 5, that "[o]ur financial statements from inception (January 25, 2017) through April 30, 2017, report some revenues." You also indicated on page 5 that you have received $13,100 from two customers as of the date of the filing. Please revise or advise. In addition, where you discuss your revenues, please disclose the time period to which you are referring.

Description of Business, page 18

Sales and Marketing, page 19

5. We note your response to comment 4. Please revise to clarify whether any product has been received by your customers to date. If no product has been received by the customers under the sales agreements at any time, please disclose that fact.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Benjamin L. Bunker, Esq.
     The Bunker Law Group, PLLC